HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 69033.3

June 6, 2007

VIA EDGAR

Ms. Elaine Wolff, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

Registration Statement on Form S-11, filed on April 19, 2007

Registration No. 333-142236

Dear Ms. Wolff:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 18, 2007.

For convenience of reference, each Staff comment contained in your May 18, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, David Roberts, Eric McPhee and Dan Gordon a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on April 19, 2007. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Elaine Wolff, Esq.

June 6, 2007

Form S-11 filed on April 30, 2007 (Shelf Registration)

1.	Please note that we will monitor your Form S-11 shelf registration, filed on April 30, 2007, for compliance with comments on your Form S-11 filed on April 19, 2007. Also, we may have additional comments once you have identified your selling stockholders.

RESPONSE: The Company has advised us that it intends to amend the Form S-11 shelf registration statement to reflect comments and any other changes to the Form S-11 filed on April 19, 2007 after it completes its initial public offering.

Form S-11 filed on April 19, 2007

General Comments

2.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and that you have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

RESPONSE: The Company has advised us that it intends to use more than 90% of the net proceeds of the offering to repay indebtedness outstanding under repurchase agreements. The remaining net proceeds of the offering, if any, will be used for general corporate purposes. The Company has revised the disclosure under “Use of Proceeds” accordingly and intends to disclose the material terms of the indebtedness that will be repaid in a later pre-effective amendment. Accordingly, the Company does not believe this offering will constitute a blind pool subject to the disclosure requirements of Industry Guide 5.

3.	On pages 3 and 14, you state that upon completion of this offering you will grant to your Manager common stock that will be allocated to certain of your sub-advisors’ officers and employees and other individuals who provide services to you. Please provide us with your analysis with respect to the potential for the integration of the private offering to your Manager, and indirectly to your sub-advisors’ officers and employees and other individuals who provide services to you, and this public offering.

RESPONSE: The Company has advised us that, similar to the grants described in the Company’s response to the Staff’s comment No. 4 below, the Manager will elect,

Ms. Elaine Wolff, Esq.

June 6, 2007

following the completion of the registered public offering to assign its right to receive these shares of restricted stock to its sub-advisors’ officers and employees and other individuals who provide services to the Company. As a result, the Company will issue these shares directly to the officers and employees of the Manager’s sub-advisors’ and to other individuals who provide services to the Company. The Company believes that these grants will qualify as private placements exempt from the registration requirements of the Securities Act under the exemption provided in Rule 701 promulgated under the Securities Act and should not be integrated with the Company’s public offering. Each of the recipients of the grants in question will be officers or directors of the Company or officers or employees of the Manager or its sub-advisors or other affiliates of the Manager who are providing services to the Company. Each grant will be made from and pursuant to the Company’s 2006 stock incentive plan, which is a written compensatory benefit plan. Accordingly, the Company believes the issuance of these shares of restricted stock should not be integrated with the registered public offering.

In addition, as an alternative basis for the Company’s belief that the issuance of these shares of restricted stock should not be integrated with the registered public offering, the Company notes that the recipients of these securities are all accredited investors affiliated with the Company and its Manager and are thus not a class of investors who need the protections afforded by the Securities Act. In an unpublished 1994 administrative position known as the “Macy’s Position,” the Staff took the position that an unregistered offering to individual accredited investor affiliates of the issuer, including without limitation senior executives and members of management, would not be integrated with a concurrent registered offering because it believed such individuals did not need the protections afforded by the Securities Act. Thus, the Company respectfully submits that the grant of the shares of restricted stock should not be integrated with the registered offering of common stock covered by the prospectus.

4.	On page 14, you state that you granted your Manager 731,764 shares of restricted stock and those shares have been allocated to certain of your sub-advisors’ officers, employees and other individuals who provide services to you. Please tell us why your Manager should not be viewed as an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, with respect to this distribution of stock and, if it is an underwriter, what exemption from registration you relied on in making the allocation.

RESPONSE: The Company has advised us that in connection with the issuance of an aggregate of 731,764 shares of restricted stock following the Company’s initial

Ms. Elaine Wolff, Esq.

June 6, 2007

capitalization and its December 2006 private offering, in each instance the Manager designated the officers and employees of its sub-advisors and other individuals who provide services to the Company to receive the shares of restricted stock directly. Accordingly, the Company issued these shares directly to such officers and employees and other individuals. The Company does not believe that these issuances would constitute a distribution because (a) the Manager never actually received the shares of restricted stock, (b) such issuances were made to a limited number of individuals who were involved in providing services to the Company and had a pre-existing relationship with the Company, (c) the designations were determined internally and confidentially by representatives of the Manager and its sub-advisors, (d) there was no general solicitation or advertising with respect to the shares issued, and (e) the recipients of such shares did not pay any consideration for the shares issued to them other than the services such individuals provided to the Company. As such, because the designation by the Manager of shares of restricted stock issued to its sub-advisors’ officers and employees and other individuals who provide services to the Company would not constitute a distribution, the Manager should not be viewed as taking those shares with a view towards distribution and consequently should not be deemed to be an underwriter as defined in Section 2(a)(11) of the Securities Act.

5.	We note on page 78 your analysis of exemption from regulation under the Investment Company Act of 1940. We have referred your disclosure to the Division of Investment Management and we may have additional comments.

RESPONSE: The Company relies on Section 3(c)(5)(C) for its exemption from the Investment Company Act of 1940, as amended (the “1940 Act”). Section 3(c)(5)(C) requires a company to be primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” to qualify for exemption from the 1940 Act. In order to satisfy the “primarily engaged” requirement of Section 3(c)(5)(C), a company:

must invest at least fifty-five percent of its assets in mortgages and other liens on and interests in real estate (“qualifying interests”). An additional twenty-five percent of the [company]’s assets must be in real estate related assets, although this percentage may be reduced to the extent that more than fifty-five percent of the [company]’s assets are to be invested in qualifying interests.

Div. of Inv. Mgmt., Sec. & Exch. Comm’n, Protecting Investors: A Half Century of Investment Company Regulation 72 (footnote omitted) (1992) (“Protecting Investors Study”).

Ms. Elaine Wolff, Esq.

June 6, 2007

“Qualifying interests” under the 55% test include whole mortgage loans and mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as long as those securities are “whole pool”—that is, they represent 100% of the beneficial interest in the mortgage loans. These assets are often called “whole pool” assets.

The Company treats agency whole pool certificates as qualifying real estate assets based on no-action letters issued by the SEC, and will treat mortgage loans as qualifying real estate assets if they are loans secured by real estate with a value equal to 100% or more of the amount of the loan and if the Company has the right to foreclose on the property upon a default. To determine whether the MBS and commercial real estate debt constitute qualifying real estate assets or merely real estate-related assets the Company will consider, among other things, the characteristics of the underlying collateral and its rights with respect to that collateral, including whether the Company has foreclosure rights with respect to the underlying real estate collateral. The Company generally will treat mezzanine loans, secured by the equity in the owner of real property, as qualifying interests. At present, the Company does not generally expect that its investments in subordinated tranches of ABS, including CDOs, other ABS, corporate leveraged loans, corporate debt securities or agency debentures will constitute qualifying real estate assets or real estate-related assets.

Consistent with the Company’s understanding of the position of the SEC staff, the Section 3(c)(5)(C) tests will be measured on an unconsolidated basis, with the Company characterizing its equity investments in majority-owned and wholly-owned subsidiaries as qualifying interests, related assets or miscellaneous assets pro rata based upon the characteristics of the assets held by each subsidiary.

To the extent any subsidiary does not meet the requirements of Section 3(c)(5)(C), that subsidiary will meet the requirements of another exclusion from regulation under the 1940 Act. In general, those subsidiaries will be structured to meet the requirements of Section 3(c)(7).

As of March 31, 2007, the Company’s assets, on an unconsolidated basis, consisted of approximately 98% qualifying interests. All of the qualifying interests held by the Company at that time were agency whole pool certificates held directly by the parent.

Ms. Elaine Wolff, Esq.

June 6, 2007

6.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

RESPONSE: The Company has advised us that it currently does not intend to use any graphics, maps, photographs or other artwork, other than the Company’s logo that is currently on the front and back cover pages of the prospectus.

7.	Please include the general information required by Item 11(b) and (d) of Form S-11.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 75 and 100 of the prospectus.

8.	Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the Securities Industry and Financial Markets Association. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consent as exhibits to the registration statement.

RESPONSE: The Company will provide supplementally under separate cover highlighted copies of the market and industry studies and reports upon which the Company relied and cited in the Registration Statement. The Company has advised us that (i) none of these industry reports or studies were prepared for our use and (ii) it did not compensate the parties that prepared these reports or studies. As a result, the Company does not believe that it is required to file any experts’ consents for these reports or studies as exhibits to the Registration Statement.

Summary

9.	We note your disclosure in italics that the summary highlights “some” of the information in the prospectus. Please revise to make it clear that the summary highlights the “key aspects” of the “offering.” Refer to the instruction to Item 503(a) of Reg. S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the prospectus.

Ms. Elaine Wolff, Esq.

June 6, 2007

Our Company

10.	You state that you plan to invest in Agency RMBS, which are whole-pool mortgage pass-through certificates guaranteed by the Fannie Mae, Freddie Mac, or Ginnie Mae. Please revise to disclose how your investments in Agency RMBS are guaranteed by these entities. For instance, please disclose whether they guarantee both the principal and interest on these investments.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 1 and 80 of the prospectus.

11.	Please revise to briefly discuss the nature of the business that will be conducted through the TRSs depicted on page 7.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page 7 of the prospectus.

Competitive Strengths, page 2

12.	You state that your “focus on Agency RMBS collateralized by hybrid adjustable-rate mortgage loans, or hybrid ARMs, provides us with opportunities to generate attractive, stable returns without incurring material credit risk even though the spread between long-term interest rates and short-term interest rates is relatively narrow and mortgage default rates are increasing.” Please revise this section and the Competitive Strengths section on page 69 to disclose how the hybrid ARMS allow you to generate stable returns despite the fact that the spread between long-term interest rates and short-term interest rates is relatively narrow and mortgage default rates are increasing. Also, please revise to quantify the term “attractive returns.”

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 3, 77 and 78 of the prospectus. The Company has also revised the disclosure regarding its returns by deleting the word “attractive.”

Ms. Elaine Wolff, Esq.

June 6, 2007

13.	You state that your “focus on subordinated tranches of CDOs enables us to capitalize on the rapid growth in the CDO market.” Please revise this section and the Competitive Strengths section on page 69 to disclose both the positive and negative aspects of the rapid growth in the CDO market.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 31 and 78 of the prospectus.

14.	We note your summary subheading “Strong Alignment of Interests.” Please revise that disclosure and the heading to convey conflicts with and the aggregate percentage of shares that will be owned by affiliates who will be able to exert significant influence over stockholder matters, including the election of directors.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure regarding the aggregate percentage of shares owned by affiliates on pages 3, 4, 78 and 79 of the prospectus. The Company has not added disclosure regarding conflicts of interest of the Company’s affiliates in this portion of the “Summary” section of the prospectus due to the extensive discussion of these conflicts of interest that is included on pages 10, 11 and 12 of the “Summary” section of the prospectus and to avoid duplicative disclosure in the “Summary” section of the prospectus.

Our Targeted Asset Classes, page 4

15.	Please revise to disclose the percentage of your assets represented by each asset class.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page 6 of the prospectus.

16.	Please revise to disclose key strategic objectives for various asset categories such as the weighted average rating factor, weighted average FICO score, weighted average loan-to-value ratio, target debt rating, weighted average maturities and interest rates, and prepayment and default rates and explain how they diverge from your current portfolio, if at all.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on pages 6 and 80 of the prospectus.

Ms. Elaine Wolff, Esq.

June 6, 2007

Our Distribution Policy, page 5

17.	Please revise this section and the Distribution Policy section on page 46 to disclose the source of your distributions.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 7 and 48 of the prospectus.

Our Formation and Structure, page 6

18.	Please revise the chart, rather than footnotes to the chart, to depict the beneficial ownership of Cypress and Sharpridge including a representation that depicts that Mr. Grant, your CEO and president, is the sole member of the general partner of Sharpridge. Similarly, please disclose on pages 68-69 the beneficial ownership of Cypress and Sharpridge.

RESPONSE: Because neither Cypress nor Sharpridge directly own a beneficial interest in the Company, the Company has revised the ownership and management structure chart on page 8 of the prospectus to reflect the beneficial ownership of directors and officers of the Company that are affiliated with Cypress and Sharpridge. The Company has added similar disclosure on pages 76 and 77 of the prospectus.

Summary Risk Factors, page 6

19.	Please relocate the summary risk factors so that they appear immediately after the Competitive Strengths section on page 2.

RESPONSE: In response to the Staff’s comment, the Company has relocated the summary risk factors so that they appear immediately following the “Summary — Competitive Strengths” section of the prospectus.

Management Agreement, page 7

20.	Please revise to include the definition of equity and net income as those terms are defined in the management agreement.

RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 8 and 9 of the prospectus.

Ms. Elaine Wolff, Esq.

June 6, 2007

21.	On page 3, you note that you have granted to your Manager 731,764 shares of restricted stock and options to purchase 393,264 shares of our common stock and that upon completion of this offering, you intend to grant your Manager additional shares of restricted stock. Please revise this section to discuss the issuances of these shares. This discussion should include, but not be limited to, whether these issuances are part of the management agreement.

RESPONSE: The Company respectfully advises the Staff that, because (i) these shares of restricted stock and options to purchase our common stock were not, and will not be, issued to the Manager pursuant to the management agreement and (ii) the Manager has no right to receive any shares of common stock or restricted stock of options to acquire common stock pursuant to the management agreement, the Company does not believe that it is appropriate to include the requested disclosure in the portion of the prospectus that summarizes the terms of the management agreement.

Conflicts of Interest, page 9

22.	Please enhance your discussion of conflicts in your risk factors section to include the fact that the management agreement was negotiated by related parties and that your manager may manage the assets of or hold an interest in competitive entities or may invest your funds in entities in which your manager may have an interest.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 23 and 24 of the prospectus.

23.	We note your disclosure on page 138 that you have purchased and will likely purchase in the future Agency RMBS and subordinated tranches of ABS issued or sold by affiliates of the underwriters in this offering or underwritten by certain underwriters in this offering. Please revise to discuss this relationship in the conflicts of interest section. In this connection, please tell us whether a substantial portion of the proceeds of this offering will be used to purchase securities issued by the identified underwriters, and if so, please provide your analysis as to the applicability of Rule 140 co-issuer concerns.

RESPONSE: The Company has advised us that it does not currently intend to use any of the proceeds of this offering to: (1) purchase any securities issued, sold or underwritten by any of the underwriters of this offering, or any of their respective affiliates, or (2) make any payments to any of the underwriters (other than customary

Ms. Elaine Wolff, Esq.

June 6, 2007

underwriting discounts and commissions) or their respective affiliates, except that the Company may repay certain indebtedness outstanding under repurchase agreements pursuant to which certain of the underwriters or their affiliates are lenders. The Company has further advised us that it will not use more than 10% of the net offering proceeds received by it to repay these underwriters or their affiliates for any such indebtedness. In addition, and as described in response to the Staff’s comment number 30 below, the underwriters have determined that, based on facts known to them today, no “conflict of interest”, as defined in Rule 2720(b)(7) of the Conduct Rules of the National Association of Securities Dealers Inc. (the “NASD”), exists with respect to this offering. As a result, the Company respectfully submits that the disclosure regarding the Company’s business relationships with certain of the underwriters of this offering and/or their affiliates is not necessary or appropriate in the “Conflicts of Interest” section of the prospectus. However, as required by Item 508(a) of Regulation S-K, we have revised the disclosure under the paragraph entitled “Other Relationships” of the “Underwriting” section of the prospectus to include the material relationships that the Company currently has with any of the underwriters or their respective affiliates. In addition, these relationships are described in the “Risk Factors” section of the prospectus on pages 37 and 38.

Registration Rights and Lock-Up Agreements, page 12

24.	Please revise to discuss the resale registration statement (File No. 333-142446) that you filed on April 30, 2007.

RESPONSE: The Company has revised the disclosure on pages 13 and 14 of the prospectus in response to the Staff’s comment.

Lock-up agreements, page 13

25.	We note that your stockholders have agreed, for a period of 30 days prior to and continuing for 60 days after the date of this prospectus, not to sell or otherwise transfer or dispose of any of your common stock. Please revise to disclose whether this includes the selling shareholders included in this registration statement and the selling shareholders included in the Form S-11 (File No. 333-142446) filed on April 30, 2007.

RESPONSE: The Company has revised the disclosure on page 14 of the prospectus in response to the Staff’s comment.

Ms. Elaine Wolff, Esq.

June 6, 2007

Risk Factors, page 17

26.	Where relevant, and only to the extent material, please discuss.

•	risk related to any reliance on sub-prime lending and junk bonds;

•	risk related to forms of risk correlation (such as residential versus commercial loans and any geographic concentration of your loans); and

•	risk (such as lower dividend payments) related to your ability to retain earnings in your TRSs, including the profits interest in Sharpridge.

RESPONSE: The Company has revised the disclosure on pages 31 and 32 of the prospectus in response to the Staff’s comment. The Company respectfully submits that it believes that the only risk discussed above that is material to its business is the risk related to any reliance on junk bonds; therefore, the disclosure on pages 31 and 32 only relates to risks relating to reliance on CLOs that are collateralized by corporate leveraged loans and/or junk bonds.

We leverage our portfolio investments…. page 18

27.	Please revise this risk factor to disclose your leverage rate.

RESPONSE: The Company has revised the disclosure on page 19 of the prospectus in response to the Staff’s comment.

28.	You state that you “leverage our portfolio investments through borrowings, generally through the use of warehouse facilities, bank credit facilities, repurchase agreements, mortgage loans on real estate, securitizations, including the issuance of CDOs, loans to entities in which we hold, directly or indirectly, interests in pools of properties or loans, and other borrowings.” Please revise your disclosure to distinguish between types of borrowings you have entered into and those which you may enter into.

RESPONSE: The Company has revised the disclosure on page 19 of the prospectus in response to the Staff’s comment.

Ms. Elaine Wolff, Esq.

June 6, 2007

Common stock eligible for future sale may depress the market price of our shares, page 34

29.	Please revise this risk factor to disclose the risk of dilution to ownership interest that may take place upon the exercise of your outstanding warrants and options.

RESPONSE: The Company has revised the disclosure contained in the risk factor entitled “Your interest in us may be diluted if we issue additional shares” on page 36 in response to the Staff’s comment. The Company respectfully submits that it believes the more appropriate risk factor to discuss the risk of dilution to ownership interest that may take place upon the exercise of its outstanding warrants and options is in the risk factor entitled “Your interest in us may be diluted if we issue additional shares”, not “Common stock eligible for future sale may depress the market price of our shares”.

We have relationships with certain of our underwriters, or their respective affiliates…. page 35

30.	You state that your relationship with your underwriters could “create a potential conflict of interest.” Please revise to include disclosure regarding the nature of these conflicts. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Also, please advise us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result. Include all correspondence between the underwriters and the NASD as it relates to this offering.

RESPONSE: As noted in response to the Staff’s comment number 23 above, the underwriters have determined that, based on facts known to them today, no “conflict of interest”, as defined in Rule 2720(b)(7) of the NASD’s Conduct Rules (a “Conflict of Interest”), exists with respect to this offering. Also as discussed in response to the Staff’s comment number 23 above, the Company has advised us that it does not currently intend to use any of the proceeds of this offering to: (1) purchase any securities issued, sold or underwritten by any of the underwriters of this offering, or any of their respective affiliates, or (2) make any payments to any of the underwriters (other than customary underwriting discounts and commissions) or their respective affiliates, except that the Company may repay certain indebtedness outstanding under repurchase agreements pursuant to which certain of the underwriters or their affiliates are lenders. The Company has further advised us that it will not use more than 10% of the net offering proceeds received by it to repay these underwriters or their affiliates for any such indebtedness.

Ms. Elaine Wolff, Esq.

June 6, 2007

In light of the foregoing, the Company has revised the risk factor now appearing on pages 37-38 of the prospectus to delete any implication that any of the Company’s relationships with the underwriters may create a potential conflict of interest.

We note the Staff’s comment regarding voluntary compliance with Rule 2720 of the NASD’s Conduct Rules due to “potential conflicts of interest”. Rule 2720(c) of the NASD Conduct Rules, which requires that the price of an equity issue to be distributed to the public be established at a price no lower than that recommended by a “qualified independent underwriter” if any members of the NASD participating in the public offering have a Conflict of Interest, does not apply to the underwriters’ participation in a public offering by the Company, which is organized as a real estate investment trust as defined in Section 856 of the Internal Revenue Code (a “REIT”), due to the exemption from Conflicts of Interest for REITs contained in Rule 2720(b)(7)(D)(iv). Likewise, Rule 2710(h)(1) of the NASD Conduct Rules, which requires that the price of an equity issue to be distributed to the public be established at a price no lower than that recommended by a “qualified independent underwriter” if any members of the NASD will receive 10% of the net offering proceeds (not including underwriting compensation), does not apply to the underwriters’ participation in this offering due to the exemption for REITs contained in Rule 2710(h)(3)(C). Even if Rule 2720(c) and/or Rule 2710(h)(1) were applicable to this offering, neither the Company’s currently intended use of the net offering proceeds nor any relationships that it currently has with any of the underwriters would require the use of a “qualified independent underwriter” to comply with these NASD Conduct Rules. The underwriters have advised us that they do not intend to voluntarily comply with Rule 2720(c).

The underwriters have further informed us that all communications with the NASD are being made on a confidential basis. We understand that, upon completion of the NASD’s review, it will inform the Staff of whether it has any objections to the participation of the underwriters in this offering.

Ms. Elaine Wolff, Esq.

June 6, 2007

Institutional Trading of Our Common Stock, page 45

31.	Please disclose the number of beneficial holders of your common stock. Refer to Item 201(b)(1) of Reg. S-K.

RESPONSE: The Company has revised the disclosure on page 47 of the prospectus in response to the Staff’s comment.

Capitalization, page 47

32.	In footnote 2 of the capitalization table, you state that the As Adjusted column includes shares of restricted stock that you will grant to your Manager. Please advise us as to your factual basis for including this grant of your common stock in this section.

RESPONSE: The Company respectfully advises the Staff that it included these shares of restricted stock in footnote 2 to the capitalization table because the shares will be granted shortly after the Company’s initial public offering has been completed and because the Company believes this presentation will provide investors with a more complete picture of the capitalization of the Company following the initial public offering and related transactions.

Selected Consolidated Financial Statements, page 49

33.	We note that you incurred Related Party management expenses, professional fees, and general, administrative and other expenses. Please advise us how these expenses relate to the base management fee and incentive compensation that you pay to your Manager.

RESPONSE: The Company advises the Staff that related party management expenses, professional fees, general, administrative and other expenses do not relate to the base management fee and incentive compensation paid to the Manager pursuant to the Management Agreement. Related party management expenses are expenses associated with shares of restricted stock and options granted to officers and directors of the Company as well as to officers and employees of the Manager and its sub-advisors and other individuals who perform services for the Company. These grants are discretionary grants approved by the independent members of the Company’s Board that are intended to create added incentive for strong performance as well as to better align the interests of the individuals who perform services for the Company with the interests of the Company’s stockholders. Professional fees are the legal and audit fees

Ms. Elaine Wolff, Esq.

June 6, 2007

of the Company. General and administrative expenses include prime brokerage custody and clearing expenses and other miscellaneous expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies, page 53

34.	Please tell us how you have determined that you are an investment company for financial reporting purposes. We note that the AICPA Audit and Accounting Guide for Investment Companies specifically exclude Real Estate Investment Trusts.

RESPONSE: In the AICPA Audit and Accounting Guide for Investment Companies (the “Guide”), footnote 3 to Chapter 1 states that the Guide “does not apply to real estate investment trusts, which have some of the attributes of investment companies.” The Company understands that this exclusion was originally included in the Guide because there was an expectation that an audit and accounting guide for the real estate industry was to be issued; however, such a guide was never finalized.

The AICPA’s Statement of Position Clarification of the Scope of the Audit and Accounting Guide Audits of Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (the “Scope SOP”) has been completed and cleared by the FASB for issuance. There is a draft document posted to the AICPA website and it is expected to be issued in printed form in June 2007. The Scope SOP makes it clear that certain real estate investment companies can fall under the provisions of the Guide and account for their activities as investment companies.

The Company is a separate legal entity, without employees, owned by multiple substantive passive investors, whose primary business activity is investing in multiple, substantive investments for current income and capital appreciation, with clearly defined exit strategies. Management of the Company believes that the Company meets the requirements to be considered an investment company under the Scope SOP, and that such presentation provides users of its financial statements with the most meaningful financial statement information.

Because the Scope Guide is to be issued shortly, it is the Company’s view that it would not be in the best interest of the users of the Company’s financial statements to report

Ms. Elaine Wolff, Esq.

June 6, 2007

on an historical cost basis and then convert to an investment company presentation under the Scope SOP.

Liquidity and Capital Resources, page 59

35.	We note from your disclosure on page 56 that your investments in subordinated tranches of CDOs and CLOs typically have no credit ratings or are rated below investment grade. Please discuss any exposure you may have related to these investments in your discussion of Liquidity and Capital Resources.

RESPONSE: The Company supplementally advises the Staff that the only exposure related to its investments in subordinated tranches of CDOs and CLOs is the exposure relating to the default risk inherent in the collateral in the CDOs and CLOs. In addition, the Company does not finance its investments in CDOs and CLOs. As a result, the Company does not believe that it has exposure related to these investments that should be included in this portion of the prospectus.

36.	Please revise this section to disclose all sources of financing currently available to you. For instance, but without limitation, on page 35 you state that you have total capacity of $1,450,000,000 under your repurchase agreements with approximately $707,821,000 outstanding.

RESPONSE: The Company has added the requested disclosure on pages 64-66 of the prospectus in response to the Staff’s comment.

37.	Please revise this section to include a discussion on your use of leverage. This discussion should include, but not be limited to, your leverage rate.

RESPONSE: The Company has added the requested disclosure on pages 64-66 of the prospectus in response to the Staff’s comment.

Hedging Strategy, page 64

38.	Please revise to disclose the percentage of the interest rate risk associated with the financing of your portfolio that is hedged.

RESPONSE: The Company has added the requested disclosure on pages 69 and 70 of the prospectus in response to the Staff’s comment.

Ms. Elaine Wolff, Esq.

June 6, 2007

Business, page 66

39.	We note on page 7 that you list Sharpridge TRS, Inc. and CS Alternative TRS, Inc. as subsidiaries. Please revise this section to disclose the business of these subsidiaries. Refer to Item 101 of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 72 of the prospectus in response to the Staff’s comment.

Our Company, page 66

40.	Please revise your portfolio table on page 67 to include the more detailed investments table provided on page F-4. In addition, please disclose the following:

•	for the mortgage pass-through investments, please disclose the geographic location of the underlying properties;

•	whether any of the mortgages or loans underlying the investments are delinquent or in default;

•	the S&P and Moody’s ratings classes; and

•	the percentage allocation of your investments based on your total investments as opposed to net assets.

RESPONSE: The Company has revised the disclosure on pages 73-75 of the prospectus in response to the Staff’s comment. The Company respectfully submits that information relating to geographic location, default and S&P and Moody’s ratings as they relate to the Agency RMBS in which the Company invests is not material to investors in this offering due to the fact that these securities are guaranteed as to principal and interest by the Fannie Mae and Freddie Mac. In addition, none of these securities, other than the RESIX securities, are rated since they are government guaranteed securities. Finally, when the Company added the more detailed disclosure on former page F-4 to pages 73-75, it did not include the percentage of total assets, but retained the percentage of net assets included in its financial statements. The Company did so because it is an investment company for financial reporting purposes and is required to show the percentage allocation of its investments based on net assets in order to comply with AICPA Audit and Accounting Guide for Investment Companies 7.14(c)(1). The Company does, however, provide disclosure on pages 1

Ms. Elaine Wolff, Esq.

June 6, 2007

and 72 as to the percentage of all of the assets in each category of its target asset classes that are held in its portfolio.

Our Manager, page 67

41.	Please revise to disclose whether your Manager provides management services to any other entities.

RESPONSE: The Company has revised the disclosure on page 76 of the prospectus in response to the Staff’s comment.

Competitive Strengths, page 69

Our Targeted Asset Class, page 71

42.	Please revise your description of the Subordinated Tranches of ABS and Corporate Leveraged Loans and Corporate Debt Securities sections to disclose that based on the investment ratings of the assets you intend to invest in those assets will be considered “non-investment grade” or “junk.”

RESPONSE: The Company has revised the disclosure on page 80 of the prospectus in response to the Staff’s comment.

Subordinated Tranches of ABS, page 71

43.	Please revise to disclose if you have any recourse regarding the ABSs in which you invest. For instance, but without limitation, please disclose whether you may put back an ABS due to a breach of warranty or representation.

RESPONSE: The Company has revised the disclosure on page 80 of the prospectus in response to the Staff’s comment.

Ms. Elaine Wolff, Esq.

June 6, 2007

Conflicts of Interest with our Manager, page 88

44.	Please revise to provide more detailed disclosure regarding your policies designed to address potential conflicts of interest. Refer to Item 404(b) of Regulation S-K. For instance, but without limitation, please disclose the types of transactions that are covered by such policies and procedures.

RESPONSE: The Company has revised the disclosure on page 97 of the prospectus in response to the Staff’s comment.

Conflicts of Interest, page 76

45.	You state that your Manager “has an investment allocation policy in place so that we may share equitably with other client accounts of our Manager in all investment opportunities.” Please revise this section to disclose this policy.

RESPONSE: The Company has revised the disclosure on page 85 of the prospectus in response to the Staff’s comment.

Investment Committee, page 81

46.	Please revise to expressly state whether an investment decision may be made without the approval of the investment committee.

RESPONSE: The Company has revised the disclosure on page 90 of the prospectus in response to the Staff’s comment.

Consolidated Schedule of Investments, page F-5

47.	Please tell us how you have determined that your investments in Sharpridge Capital Management, L.P. has no value.

RESPONSE: The Company’s interest in Sharpridge Capital Management, L.P. is a profits interest. Sharpridge has not generated any profit since its inception and therefore no value has been attributed to the profits interest the Company holds.

Ms. Elaine Wolff, Esq.

June 6, 2007

48.	We note that you granted a number of restricted securities to your Manager and certain directors as compensation. Please revise to disclose the value of the services that were provided for your restricted securities.

RESPONSE: The restricted stock awards that have been approved for grant to the Manager were granted to officers of the Company and officers and employees of the Manager and its sub-advisors and other individuals who provide services for the Company, in each case as incentive compensation and not as fees for services. The restricted stock grants that have been awarded to the Company’s directors were director compensation. The Company pays its directors $40,000 per year, paid in the form of shares of restricted stock, as compensation for their services as directors, not including fees for service on board committees.

Exhibits

49.	Please file the legal and tax opinions with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

RESPONSE: The Company will provide supplementally under separate cover a draft of the legal and tax opinions for the Staff to review and will endeavor to file the other exhibits that have not yet been filed as exhibits to its next amendment to the Registration Statement.

Ms. Elaine Wolff, Esq.

June 6, 2007

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Kevin E. Grant

Thomas A. Rosenbloom

David J. Goldschmidt

Jennifer A. Bensch

Enclosure